Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2023

Friedberg, Germany, August 17, 2023 — voxeljet AG (NASDAQ: VJET) (the ‘Company’, ‘voxeljet’, or ‘we’), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2023.

Highlights - Second Quarter 2023 compared to the Second Quarter 2022

●	Total revenues for the second quarter increased 2.2% to kEUR 6,837 from kEUR 6,691
●	Gross profit margin decreased to 27.1% from 31.3%
●	Systems revenues increased 11.5% to kEUR 4,025 from kEUR 3,610
●	Services revenues decreased 8.7% to kEUR 2,812 from kEUR 3,081
●	Reaffirm full year 2023 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We are very happy with the revenues for the quarter with revenues coming in well above our guidance corridor for the second quarter 2023 as outlined in our financial results for the first quarter 2023. With Jacky Schneider and Jane Arnold, we added two new US-based board members with significant experience in our industry. Regarding our new high-speed 3D printer VJET X: since the beginning of this year, BMW Group, who owns five VJET X printers, has successfully printed more than 10,000 jobs in a fully automated manner. In our view, this is an excellent result and a true milestone for the entire additive manufacturing industry. With GE Renewable Energy, we are already discussing the second phase of our project to develop an extremely large 3D printer for the production of next generation wind turbines.”

Three Months Ended June 30, 2023 Results

Revenues for the second quarter of 2023 increased by 2.2% to kEUR 6,837 compared to kEUR 6,691 in the second quarter of 2022.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 11.5% to kEUR 4,025 in the second quarter of 2023 from kEUR 3,610 in last year’s second quarter. The Company sold three new 3D printers in the second quarter of 2023 compared to two new and one used and refurbished 3D printer in last year’s second quarter resulting in slightly higher revenue from the sale of 3D printers. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues significantly increased in the second quarter year-over-year, reflecting the higher installed base of our 3D printers in the market. Systems revenues represented 58.9% of total revenues in the second quarter of 2023 compared to 54.0% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 8.7% to kEUR 2,812 in the second quarter of 2023 from kEUR 3,081 in the comparative period of 2022. This was mainly due to lower revenue contributions from our German service center as well as our subsidiary voxeljet China Co. Ltd. (‘voxeljet China’). This decrease was partially offset by higher revenue contributions from our subsidiary voxeljet America Inc. (‘voxeljet America’) reflecting a larger customer base in North America.

Cost of sales were kEUR 4,984 for the second quarter of 2023 compared to kEUR 4,600 for the second quarter of 2022.

Gross profit and gross profit margin were kEUR 1,853 and 27.1%, respectively, in the second quarter of 2023 compared to kEUR 2,091 and 31.3% in the second quarter of 2022.

Gross profit for our Systems segment slightly increased to kEUR 916 in the second quarter of 2023 from kEUR 868 in the second quarter of 2022. Gross profit margin for this segment decreased to 22.8% in the second quarter of 2023 compared to 24.0% in the second quarter of 2022. Gross profit and gross profit margin from the sale of 3D printers slightly improved. Gross profit from Systems-related revenues slightly improved, while gross profit margin from Systems-related revenues slightly decreased due to a less favorable product mix. In addition, in the second quarter of 2023, we recognized a change in valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 73 negative for the second quarter of 2023 compared to kEUR 243 negative in the last year’s same period.

Gross profit for our Services segment decreased to kEUR 937 in the second quarter of 2023 compared to kEUR 1,223 in the second quarter of 2022. Gross profit margin for this segment significantly decreased to 33.3% in the second quarter of 2023 from 39.7% in the second quarter of 2022. The main driver for the significant decline in gross profit, as well as gross profit margin were lower contributions from our German operation as well as from our Chinese service center. This was a result of lower utilization of both service centers in line with the substantial decreases in revenues. This was partially offset by higher gross profit and gross profit margin contributions from our American service center, as a benefit of increased utilization.

Selling expenses were kEUR 2,113 for the second quarter of 2023 compared to kEUR 1,888 in the second quarter of 2022. This increase was mainly related to higher expenses for trade fairs and exhibitions in the second quarter of 2023 compared to last year’s same period. This was partially offset by lower distribution expenses. Distribution expenses like shipping and packaging are a main driver of the selling expenses, and do not only depend on the amount of revenue, but also on quantities and types of products sold, as well as the destinations of where those goods are being delivered. Therefore, distribution expenses can vary noticeable from quarter to quarter.

Administrative expenses were kEUR 1,635 for the second quarter of 2023 compared to kEUR 1,505 in the second quarter of 2022. This increase was mainly related to higher advisor fees related to communication with financial institutions in connection with funding activities.

Research and development (‘R&D’) expenses slightly decreased to kEUR 1,538 in the second quarter of 2023 from kEUR 1,653 in the second quarter of 2022. The decrease of kEUR 115 was mainly due to lower personnel expenses related to lower headcount as well as lower usage of external services. This was partially offset by higher material consumption. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses in the second quarter of 2023 were kEUR 155 compared to kEUR 256 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 95 for the second quarter of 2023 compared to kEUR 198 for the second quarter of 2022.

Other operating income was kEUR 641 for the second quarter of 2023 compared to kEUR 1,254 in the second quarter of 2022. The decrease was mainly due to lower gains from foreign currency transactions, which decreased to kEUR 111 for the second quarter of 2023 from kEUR 975 in the last year’s second quarter. This was partially offset by higher cost reimbursements for R&D expenses amounting to kEUR 273 for the second quarter of 2023, compared to kEUR 114 for the second quarter of 2022. Furthermore, other operating income included government grants awarded for R&D projects of kEUR 162 (second quarter 2022: kEUR 87).

The changes in foreign currency gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary. The changes in foreign currency losses were mainly driven by the valuation of the liability against our subsidiary voxeljet China related to the capital increase carried out in the second quarter of 2022.

Operating loss was kEUR 2,947 in the second quarter of 2023 compared to an operating loss of kEUR 1,957 in the comparative period in 2022. This was mainly due to a lower positive net impact from other operating expenses and other operating income amounting to kEUR 486 for the second quarter of 2023 compared to a positive net impact amounting to kEUR 998 for the second quarter of 2022, in combination with a slight decrease in gross profit in the second quarter of 2023 compared to the second quarter of 2022. In addition, selling and administrative expenses increased compared to last year’s second quarter. This was partially offset by slightly lower research and development expenses.

Financial result was negative kEUR 678 in the second quarter of 2023, compared to a financial result of positive kEUR 93 in the comparative period in 2022. In the following, the primary components of the financial result are described.

In October 2022, the loan granted by the European Investment Bank (the ‘EIB Loan') including all interest was early settled and consequently the loan and the related derivative financial instruments were derecognized, therefore there is no finance income/expense from EIB Loan/derivatives for the second quarter of 2023, compared to a finance income of kEUR 1,037 from revaluation of derivative financial instruments for the comparative period in 2022. Those derivative financial instruments were revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within the financial result of the consolidated statements of comprehensive loss. An increase in our share price resulted in a finance expense, while a decrease led to a finance income, keeping other parameters constant. In relation with the early repayment of (i) the EIB Loan in October 2022 and (ii) loans granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) in August and October 2022, also the interest expense from long term-debt decreased to kEUR 133 for the second quarter of 2023, compared to kEUR 583 for the second quarter of 2022.

This decrease was partially offset by increased interest expense on lease liabilities amounted to kEUR 289 for the second quarter of 2023, compared to kEUR 33 for the comparative period in 2022 related to the sale and leaseback transaction regarding voxeljet AG’s properties located in Friedberg, Bavaria, Germany. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. As a result of completion of this transaction, the Company derecognized a carrying amount of kEUR 14,062 relating to land and buildings and recognized a right of use asset and lease liability at an amount of kEUR 9,161 and kEUR 17,263, respectively.

In addition, finance expense related to the change in fair value of bond funds decreased from kEUR 330 for the second quarter of 2022 to kEUR 0 for the second quarter of 2023.

Financial result also included finance expense from revaluation of derivative financial instruments related to the Anzu Note (as described in Note 1) amounting to kEUR 298 for the second quarter of 2023, compared to kEUR 0 for the comparative period. For further information, see Note 7.

Net loss for the second quarter of 2023 was kEUR 3,637 or EUR 0.40 per share, as compared to net loss of kEUR 1,799, or EUR 0.26 per share, in the second quarter of 2022.

Six Months Ended June 30, 2023 Results

Revenues for the six months ended June 30, 2023 increased by 13.4% to kEUR 12,852 from kEUR 11,331 for the prior year period.

Systems revenues were kEUR 7,184 for the first six months of 2023 compared to kEUR 5,028 for the same period last year. The Company sold four new 3D printers during the first six months of 2023, compared to three new and one used and refurbished 3D printer during the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase in revenues from our Systems segment was mainly related to a significant increase in revenues from the sale of 3D printers due to a more favorable product mix which included more larger scale platforms. In addition, Systems-related revenues increased due to higher market demand in our after-sales activities in connection with an increased installed base of our 3D printers. Systems revenues represented 55.9% of total revenue for the six months ended June 30, 2023 compared to 44.4% for the same period in the prior year.

Services revenues were kEUR 5,668 for the six months ended June 30, 2023 compared to kEUR 6,303 for the same period last year. This decrease of 10.1% was mainly due to lower revenue contributions from our German service center and our subsidiary voxeljet China. This was partially offset by higher revenue contributions from our American service center, and we see continuing strong market demand in our Services segment from the Americas region. After a particularly strong year 2022 in the EMEA region, we have witnessed a decrease in market demand in this region, but a considerable level of demand existed for the six months ended June 30, 2023.

Cost of sales for the six months ended June 30, 2023 were kEUR 9,082, an increase of kEUR 1,433 compared to cost of sales of kEUR 7,649 for the same period in 2022.

Gross profit and gross profit margin for the six months ended June 30, 2023 were kEUR 3,770 and 29.3%, respectively, compared to kEUR 3,682 and 32.5% for the prior year period.

Gross profit for our Systems segment increased to kEUR 1,975 for the six months ended June 30, 2023 from kEUR 1,114 for the same period in 2022. This improvement was mainly driven by the increase in revenues. Gross profit margin for our Systems segment also increased, amounting to 27.5% for the six months ended June 30, 2022 compared to 22.2% for the prior year period, mainly due to a more favorable product mix, especially regarding the sale of 3D printers. The sale of larger scale platforms usually provides higher gross profit (margins) compared to smaller platforms. We recognized a change in valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 156 negative for the six months ended June 30, 2023, compared to kEUR 334 negative for the last year’s same period.

Gross profit for our Services segment decreased to kEUR 1,795 for the six months ended June 30, 2023 from kEUR 2,568 in the same period 2022. Also gross profit margin for this segment decreased to 31.7% for the first six months of 2023 from 40.7% in the same period in 2022. Both decreases were mainly related to lower gross profit as well as gross profit margin contributions from the German operation as well as from our Chinese subsidiary, reflecting the lower utilization of both service centers in line with the declined revenues. This was partially offset by our subsidiary voxeljet America, where gross profit as well as gross profit margin improved as a result of a higher utilization of the American service center, reflecting the increase in revenues.

Selling expenses were kEUR 4,032 for the six months ended June 30, 2023 compared to kEUR 3,525 for the same period in 2022. The year-over-year increase was mainly due to higher expenses for trade fairs and exhibitions as well as higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses varies noticeable from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses decreased by kEUR 40 to kEUR 3,142 for the first six months of 2023 from kEUR 3,182 for the prior year period and therefore remained almost the same.

R&D expenses slightly increased to kEUR 3,137 for the six months ended June 30, 2023 from kEUR 3,094 for the same period in 2022, a increase of kEUR 43. This was mainly due to higher expenses for materials and higher usage of external services. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses for the six months ended June 30, 2023 were kEUR 614 compared to kEUR 414 for the prior year period. This was mainly due to higher losses from foreign currency transactions amounting to kEUR 550 for the six months ended June 30, 2023 compared to kEUR 258 for the prior year period.

Other operating income was kEUR 1,377 for the six months ended June 30, 2023 compared to kEUR 3,458 for the prior year period. This decrease was mainly due to the reclassification of the foreign currency translation reserve in the first quarter of 2022, which was previously recognized in other comprehensive income on consolidation of the accounts of our subsidiary voxeljet UK Ltd. (‘voxeljet UK’), to profit and loss account on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up of voxeljet UK on February 17, 2022. In addition, we recorded lower gains from foreign exchange transactions amounting to kEUR 270 for the six months ended June 30, 2023 compared to kEUR 1,409 for the comparative period in 2022. This was partially offset by higher cost reimbursements for R&D expenses amounting to kEUR 571 for the six months ended June 30, 2023 compared to kEUR 196 for last year’s same period. Furthermore, other operating income included government grants awarded for R&D projects of kEUR 349 (six months ended June 30, 2022: kEUR 151).

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary.

Operating loss was kEUR 5,778 in the six months ended June 30, 2023 compared to an operating loss of kEUR 3,075 in the comparative period in 2022. This was mainly due to a lower positive net impact from other operating expenses and other operating income amounting to kEUR 763 for the six months ended June 30, 2022 compared to a positive net impact amounting to kEUR 3,044 for the last year’s same period in combination with higher selling and research and development expenses. This was partially offset by an improvement of gross profit and slightly lower administrative expenses.

Financial result was negative kEUR 1,098 for the six months ended June 30, 2023, compared to a financial result of positive kEUR 444 for the comparative period in 2022. In the following, the primary components of the financial result are described.

In October 2022, the EIB Loan including all interest was early settled and consequently the loan as well as the related derivative financial instruments were derecognized, therefore there is no finance income/expense from EIB Loan/derivatives for the six months ended June 30, 2023, compared to a finance income of kEUR 2,353 from revaluation of derivative financial instruments for the comparative period in 2022. Those derivative financial instruments were revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within the financial result of the consolidated statements of comprehensive loss. An increase in our share price resulted in a finance expense, while a decrease led to a finance income, keeping other parameters constant. In relation with the early repayment of (i) the EIB Loan in October 2022 and (ii) loans granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) in August and October 2022, also the interest expense from long term-debt decreased to kEUR 256 for the six months ended June 30, 2023, compared to kEUR 1,150 for last year’s same period.

This decrease was partially offset by increased interest expense on lease liabilities amounted to kEUR 580 for the six months ended June 30, 2023, compared to kEUR 70 for the comparative period in 2022 related to the sale and leaseback transaction regarding voxeljet AG’s properties located in Friedberg, Bavaria, Germany. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. As a result of completion of this transaction, the Company derecognized a carrying amount of kEUR 14,062 relating to land and buildings and recognized a right of use asset and lease liability at an amount of kEUR 9,161 and kEUR 17,263, respectively.

In addition, finance expense related to the change in fair value of bond funds decreased from kEUR 773 for the six months ended June 30, 2022 to kEUR 0 for the six months ended June 30, 2023.

Financial result also included finance expense from revaluation of derivative financial instruments related to the Anzu Note amounting to kEUR 333 for the six months ended June 30, 2023, compared to kEUR 0 for the comparative period. For further information, see Note 7.

Net loss for the six months ended June 30, 2023 was kEUR 6,888, or EUR 0.75 per share, as compared to net loss of kEUR 2,552, or EUR 0.36 per share for the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2023 is expected to be in the range of kEUR 4,750 to kEUR 7,000.

We reaffirm our guidance for the full year ending December 31, 2023:

-	Full year revenue is expected to be in the range of kEUR 27,500 to kEUR 32,500
-	Gross profit margin is expected to be above 31.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 14,000 to kEUR 16,000 and R&D expenses are projected to be between approximately kEUR 7,500 and kEUR 8,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2023 is expected to be slightly negative to neutral. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 3,750 to kEUR 4,250, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders as of June 30, 2023 was kEUR 10,247, which represents 14 3D printers. This compares to a backlog of kEUR 9,975 representing eleven 3D printers, on December 31, 2022. As production and delivery of our printers are generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

As of June 30, 2023, we had cash and cash equivalents of kEUR 7,181, additionally we held restricted cash of kEUR 2,986 and held kEUR 1,846 of term deposits, which are included in current other financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter of 2023 on Friday, August 18, 2023 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG Second Quarter 2023 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13739752. The recording will be available for replay through August 25, 2023.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/568860706 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that

Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	6/30/2023	12/31/2022

		(€ in thousands)

Current assets		33,985	35,481
Cash and cash equivalents	7	7,181	12,119
Other financial assets	7	4,832	2,047
Trade receivables	7	5,758	6,165
Inventories	4	12,978	11,136
Income tax receivables		39	23
Other assets		3,197	3,991

Non-current assets		17,912	19,639
Other financial assets	7	4	944
Intangible assets		857	819
Property, plant and equipment	5	16,992	17,799
Other assets		59	77

Total assets		51,897	55,120

	Notes	6/30/2023	12/31/2022

		(€ in thousands)
Current liabilities		11,949	11,182
Trade payables	7	1,994	2,683
Contract liabilities		6,574	4,877
Other financial liabilities	7	1,037	1,161
Other liabilities and provisions	6	2,344	2,461

Non-current liabilities		22,163	19,216
Contract liabilities		296	281
Other financial liabilities	7	21,579	18,743
Other liabilities and provisions	6	288	192

Equity		17,785	24,722
Subscribed capital		9,135	9,135
Capital reserves		113,071	112,996
Accumulated deficit		(104,089)	(97,240)
Accumulated other comprehensive income (loss)		(588)	(464)
Equity attributable to the owners of the company		17,529	24,427
Non-controlling interest		256	295
Total equity and liabilities		51,897	55,120

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
		(€ in thousands except share and share data)

Revenues	9, 10	6,837	6,691	12,852	11,331
Cost of sales	9	(4,984)	(4,600)	(9,082)	(7,649)
Gross profit	9	1,853	2,091	3,770	3,682
Selling expenses		(2,113)	(1,888)	(4,032)	(3,525)
Administrative expenses		(1,635)	(1,505)	(3,142)	(3,182)
Research and development expenses		(1,538)	(1,653)	(3,137)	(3,094)
Other operating expenses		(155)	(256)	(614)	(414)
Other operating income		641	1,254	1,377	3,458
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(52)	(56)	(47)	(129)
Operating loss		(2,947)	(1,957)	(5,778)	(3,075)
Finance expense	8	(720)	(947)	(1,169)	(1,995)
Finance income	8	42	1,040	71	2,439
Financial result	8	(678)	93	(1,098)	444
Loss before income taxes		(3,625)	(1,864)	(6,876)	(2,631)
Income tax income (expense)		(12)	65	(12)	79
Net loss		(3,637)	(1,799)	(6,888)	(2,552)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss(1)		(160)	(208)	(124)	(1,771)
Total comprehensive loss(1)		(3,797)	(2,007)	(7,012)	(4,323)

Loss attributable to:
Owners of the Company		(3,632)	(1,823)	(6,849)	(2,511)
Non-controlling interests		(5)	24	(39)	(41)
		(3,637)	(1,799)	(6,888)	(2,552)

Total comprehensive loss attributable to:
Owners of the Company(1)		(3,792)	(2,031)	(6,973)	(4,282)
Non-controlling interests		(5)	24	(39)	(41)
		(3,797)	(2,007)	(7,012)	(4,323)

Weighted average number of ordinary shares outstanding		9,134,724	7,026,711	9,134,724	7,026,711
Loss per share - basic/ diluted (EUR)		(0.40)	(0.26)	(0.75)	(0.36)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1) The amount of other comprehensive income (loss) that may be reclassified subsequently to profit or loss was restated related to the correction of reclassification of foreign currency translation reserve. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(2,511)	--	(2,511)	(41)	(2,552)
Foreign currency translations	--	--	--	(296)	(296)	--	(296)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	49	--	--	49	--	49
Change of non-controlling interests due to capital increase	--	(668)	--	--	(668)	668	0
Balance at June 30, 2022	7,027	109,645	(88,485)	(371)	27,816	397	28,213

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2022	9,135	112,996	(97,240)	(464)	24,427	295	24,722
Loss for the period	--	--	(6,849)	--	(6,849)	(39)	(6,888)
Foreign currency translations	--	--	--	(124)	(124)	--	(124)
Equity-settled share-based payment	--	75	--	--	75	--	75
Balance at June 30, 2023	9,135	113,071	(104,089)	(588)	17,529	256	17,785

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2023	2022

	(€ in thousands)

Cash Flow from operating activities

Loss for the period	(6,888)	(2,552)

Depreciation and amortization	1,474	1,439
Foreign currency exchange differences including loan to subsidiaries	84	(873)
Foreign currency translation reserve reclassified to profit or loss	--	(1,475)
Change in fair value of bond funds	--	773
Share-based compensation expense	75	49
Change in impairment of trade receivables and other receivables	47	129
Non-cash interest expense on long-term debt	217	1,093
Change in fair value of derivative equity forward	--	(2,353)
Change in fair value of derivative put option	333	--
Change in inventory allowance	156	334
Loss on disposal of property, plant and equipment and intangible assets	--	23
Interest paid	617	103
Interest received	(59)	(75)
Interest accrued	(6)	--
Other	--	(79)

Change in working capital	(1,366)	(2,796)
Trade and other receivables, inventories and current assets	(2,548)	(4,476)
Trade payables	(557)	94
Other liabilities, contract liabilities and provisions	1,755	1,608
Income tax payable/receivables	(16)	(22)
Total	(5,316)	(6,260)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(315)	(390)
Proceeds from disposal of financial assets	1,873	12,581
Payments to acquire financial assets	(3,714)	--
Interest received	59	75
Total	(2,097)	12,266

Cash Flow from financing activities

Repayment of lease liabilities	(519)	(179)
Repayment of long-term debt	(53)	(628)
Proceeds long-term debt	3,028	--
Debt transaction cost	(124)	--
Proceeds from issue of ordinary shares in the form of ADS	860	--
Share issue cost	(71)	--
Change in restricted cash	--	294
Interest paid	(621)	(103)
Total	2,500	(616)

Net increase (decrease) in cash and cash equivalents	(4,913)	5,390

Cash and cash equivalents at beginning of period	12,119	7,027
Changes to cash and cash equivalents due to foreign exchanges rates	(25)	122
Cash and cash equivalents at end of period	7,181	12,539

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG (‘voxeljet’ or ‘the Company’) and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), where voxeljet AG holds 88.52%, which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts were deconsolidated in the first quarter of 2022.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. The results of operations for the three and six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2022.

Standard	Effective date	Descriptions
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)
IAS 12	01/2023	International Tax Reform—Pillar Two Model Rules
IAS 1	01/2024	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
IFRS 16	01/2024	Lease Liability in a Sale and Leaseback
IAS 7 and IFRS 7	01/2024	Supplier Finance Arrangements
IFRS S1	01/2024	General Sustainability-related Disclosures
IFRS S2	01/2024	Climate-related Disclosures

The adoption of standards effective 01/2023 did not have a material impact on the interim financial statements as of and for the three and six months ended June 30, 2023. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2024 will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2023 and 2022 were authorized for issue by the Management Board on August 17, 2023.

Reclassification

Certain prior year amounts have been reclassified in the condensed consolidated statement of financial position to conform to the current period presentation. These reclassifications had no effect on reported total assets and equity attributable to the owners of the company.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the first half of 2023, full year 2022, 2021 and 2020 amounting to kEUR 6,888, kEUR 11,409, kEUR 10,586 and kEUR 15,481, respectively. Additionally, voxeljet had negative cash flows from operating activities in the six months ended June 30, 2023, full year 2022, 2021 and 2020 of kEUR 5,316, kEUR 9,184, kEUR 6,537 and kEUR 6,598, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Further, on October 13, 2022, the Company announced that it has completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (€ 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (€ 4.6 million).

On October 31, 2022 the Company closed a sale and leaseback transaction (the “Sale-Leaseback”) regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the “EIB”), dated November 9, 2017 (the “Finance Contract”), including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) (‘Sparkasse‘) with a settlement of € 0.8 million in August 2022 and € 3.1 million in October 2022. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. The write-down of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A resulted in finance expense amounting to kEUR 2,827, and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 resulted in finance income of kEUR 516.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was successfully finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, the settlements with EIB and Sparkasse and the subsequent initiation of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”).

In December 2022, the Company privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with the institutional investor Anzu Ventures II LLC (‘Anzu‘). The capital increase was registered on December 22, 2022 and the private placement was completed when voxeljet received the remaining portion of the related funds amounting to USD 0.9 million (€ 0.9 million) in January 2023. The first portion of USD 0.9 million (€ 0.8 million) was received in December 2022. This capital increase provided the Company with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, the Company issued a promissory note to Anzu (the ’Anzu Note‘), in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved voxeljet’s liquidity as well as equity ratio significantly. Also the financing received through the Anzu Note had a positive impact on the Company’s cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans, released voxeljet from significant financial obligations mainly related to the repayment of tranche A thereunder, including the performance participation interest from the loan received from the EIB. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million reduced or increased by the fair value of the performance participation interest. The early settlement further released the Company from all the covenants in the Finance Contract with the EIB, including the Minimum Cash Covenant.

In spite of this success, according to the Group’s current liquidity forecasts, voxeljet will require further funding in the second half of 2023 to maintain its operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that the Company will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on the Company’s business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow as well as with the existing financial obligations, management assumes that voxeljet will continue as a going concern. However, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales, and
-	successful fundraising in form of equity and/or debt

Those assumptions are included in the Company’s current liquidity forecasts, and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2023 by the Management Board on August 17, 2023 and therefore continues as a going concern.

Correction of error

In the third quarter of 2022, the Company corrected the other comprehensive income (loss) that may be reclassified subsequently to profit or loss, which was misstated in the first quarter of 2022, relating to reclassification of the foreign currency translation reserve to profit and loss accounts on deconsolidation of voxeljet UK amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022.

As a result, the amount of other comprehensive loss that may be reclassified subsequently to profit or loss for the first quarter of 2022 and for the six months ended June 30, 2022 was increased. Accordingly, total comprehensive loss as of June 30, 2022 amounts to kEUR 4,323 (thereof kEUR 4,282 attributable to the owners of the Company and kEUR 41 attributable to non-controlling interest), respectively.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2022, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2023. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

Option Plan 2017

On April 7, 2017, voxeljet AG established a share option plan (Option Plan 2017) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. 279,000 options (75%, tranche 1) were granted on April 7, 2017. 93,000 options (25%, tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options from tranche 1 and tranche 2 have an expiration date of April 7, 2027 and April 12, 2028, respectively.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured for tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2017
	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of June 30, 2023 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options as of June 30, 2023 amounts to 4.0 years (June 30, 2022: 5.0 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 0 in the three months and kEUR 0 in the six months ended June 30, 2023 (three months and six months ended June 30, 2022: kEUR 5 and kEUR 49, respectively).

Option Plan 2022

On November 21, 2022, voxeljet AG established a second share option plan (Option Plan 2022) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under this share option plan are 330,671. 330,669 options were granted on November 23, 2022. The remaining two options will not be granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options have an expiration date of November 23, 2032.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2022
Parameter
Share price at grant date	USD 3.04
Exercise price	USD 3.04
Expected volatility	66.80%
Expected dividends	--
Risk-free interest rate	3.68%
Fair value at grant date	USD 1.90

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As of June 30, 2023, 0 options are exercisable and 330,669 options are outstanding. The weighted-average contractual life of outstanding options as of June 30, 2023 amounts to 9.4 years.

The expenses recognized in the profit and loss statement in relation to Option Plan 2022 amounted to kEUR 38 in the three months and kEUR 75 in the six months ended June 30, 2023 (three months and six months ended June 30, 2022: kEUR 0 and kEUR 0, respectively).

Item 7 of voxeljet’s annual general meeting on May 25, 2023 resolved the extension of the authorization to issue stock option rights (Option Plan 2022). The authorization of the Management Board or - insofar as subscription rights are issued to members of the Management Board - of the Supervisory Board to issue share option rights resolved by the Annual General Meeting on June 2, 2022 under Item 7 was amended to the extent that the number of subscription rights to be issued is increased by 210,801 from 330,671 to 541,472.

4. Inventories

	6/30/2023	12/31/2022

	(€ in thousands)
Raw materials	3,800	3,116
Work in progress	9,178	8,020
Total	12,978	11,136

5. Property, plant and equipment, net

	6/30/2023	12/31/2022

	(€ in thousands)
Land, buildings and leasehold improvements	11,518	12,038
Plant and machinery	4,704	4,900
Other facilities, factory and office equipment	690	784
Assets under construction and prepayments made	80	77
Total	16,992	17,799
Thereof pledged assets of Property, Plant and Equipment	265	310

As of June 30, 2023, the pledged assets consist of three (December 31, 2022: three) 3D printers that serve as collateral for certain credit lines and loan agreements.

6. Other liabilities and provisions

	6/30/2023	12/31/2022

	(€ in thousands)
Accruals for vacation and overtime	458	294
Liabilities from payroll	309	301
Customers with a credit balance	236	22
Employee bonus	235	623
Liabilities from VAT	183	164
Accruals for commissions	108	21
Accruals for compensation of Supervisory board	105	180
Management compensation	86	167
Accruals for licenses	23	46
Others	200	171
Other liabilities	1,943	1,989

Accrual for warranty	390	358
Accruals for management compensation	288	192
Labour dispute	11	114
Provisions	689	664

Total	2,632	2,653

Non-current portion of variable compensation for 2023 and 2022 of kEUR 288 and kEUR 192, respectively, are included in non-current other liabilities and provisions.

7. Financial instruments

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
6/30/2023			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	4	17,771	—	17,775

Current assets	—	—	17,771	—	17,771

Cash and cash equivalents	—	—	7,181	—	7,181

Other financial assets	—	—	4,832	—	4,832	—	—	—	—
Term deposit	—	—	1,846	—	1,846	—	—	—	—
Restricted cash	—	—	2,986	—	2,986	—	—	—	—

Trade receivables, net	—	—	5,758	—	5,758

Non-current assets	—	4	—	—	4

Other financial assets	—	4	—	—	4	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4

Total liabilities	854	—	—	4,608	24,610

Current liabilities	—	—	—	2,157	3,031

Trade payables	—	—	—	1,994	1,994

Other financial liabilities	—	—	—	163	1,037	—	—	160	160
Current portion of long-term debt	—	—	—	163	163	—	—	160	160
Lease liability	—	—	—	—	874	—	—	—	n/a

Non-current liabilities	854	—	—	2,451	21,579

Other financial liabilities	854	—	—	2,451	21,579	—	—	3,280	3,280
Derivative financial instruments	854	—	—	—	854	—	—	854	854
Long-term debt	—	—	—	2,451	2,451	—	—	2,426	2,426
Lease liability	—	—	—	—	18,258	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2022			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	4	21,271	—	21,275

Current assets	—	—	20,331	—	20,331

Cash and cash equivalents	—	—	12,119	—	12,119

Other financial assets	—	—	2,047	—	2,047	—	—	—	—
Restricted cash	—	—	2,047		2,047	—	—	—	—

Trade receivables, net	—	—	6,165	—	6,165

Non-current assets	—	4	940	—	944

Other financial assets	—	4	940	—	944	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4
Restricted cash	—	—	940	—	940

Total liabilities	—	—	—	2,837	22,587

Current liabilities	—	—	—	2,789	3,844

Trade payables	—	—	—	2,683	2,683

Other financial liabilities	—	—	—	106	1,161	—	—	106	106
Current portion of long-term debt	—	—	—	106	106	—	—	106	106
Lease liability	—	—	—	—	1,055	—	—	—	n/a

Non-current liabilities	—	—	—	48	18,743

Other financial liabilities	—	—	—	48	18,743	—	—	45	45
Long-term debt	—	—	—	48	48	—	—	45	45
Lease liability	—	—	—	—	18,679	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

In January 2023, the Company issued the Anzu Note to the institutional investor Anzu Ventures II LLC ('Anzu’) in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The Anzu Note contains an early prepayment right for the Company (call option) and a conditional early prepayment right for the lender (put option dependent on the occurrence of a fundamental change event). The initial analysis of the derivative financial instruments in connection with the early prepayment rights embedded in the Anzu Note was based on the analysis of the market rate of interest implied in the contract and the contractual strike interest rate underlying the call and put option. This qualitative analysis yielded a fair value of zero for the call option and a fair value equal to the intrinsic value of the put option. The result was confirmed by a Hull-White model using the U.S. Treasury yield curve, the volatility thereof, the expected recovery rate and the default intensity (credit spread) as well as the mean reversion as input parameters. The fair value of the conditional put option at inception was derived in an iterative process based on the contractual terms of the Anzu Note, the strike price of the put option, likelihood of occurrence of a fundamental change event and the fair value of the combined instrument including the derivatives. The equilibrium (i.e. matching of the total fair value of the instrument with the funds received under the Anzu Note) yields the fair value of the put and the implied interest rate of the note without the put. The subsequent valuation of the call option is based on a qualitative assessment of changes in the credit conditions of the Company; the subsequent valuation of the conditional put option is based on the likelihood of occurrence of a fundamental change event and the updated implied interest rate using market yield curves. As of June 30, 2023, management assessed the likelihood of occurrence of a fundamental change event to be at 25%.

The fair value of embedded derivative financial instrument from the Anzu Note is measured using inputs that are mostly not observable in the market and it has therefore been classified in level 3. The fair value of the conditional put option might increase (decrease) based on an increase (decrease) in the estimated likelihood of occurrence of a fundamental change event. An increase (decrease) in the likelihood of one percentage point would lead to an increase (decrease) in the fair value of the put of kEUR 34.

For the revaluation of the put option voxeljet uses an external expert. The voxeljet team receives and reviews the calculation and makes appropriate postings on each balance sheet date. The external expert provides the calculation to the voxeljet team on a quarterly basis.

The following table presents the changes in level 3 instruments for the six months ended June 30, 2023, which were related to the Anzu Note as described above:

Non-current liabilities
(€ in thousands)	Derivative financial instruments
Balance at December 31, 2022	—
Addition	535
(Gains)/losses from revaluation recognized in income statement	333
(Gains)/losses from foreign currency translation recognized in income statement	(14)
Balance at June 30, 2023	854

Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss as finance income or finance expense. Finance expense amounting to kEUR 333 was recognized for the six months ended June 30, 2023. Further, a gain from foreign currency valuation of kEUR 14 was recognized in other operating income for the six months ended June 30, 2023. These effects are attributable to changes in unrealized gains/losses relating to financial liabilities held at the end of the reporting period June 30, 2023.

The fair value of the other long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposits, credit lines, bank overdrafts and current portions of long-term debt approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of each quarter. As of June 30, 2023 and December 31, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of June 30, 2023, the Company was in compliance with all covenants.

8. Financial result

	Three months ended June 30,
	2023	2022

	(€ in thousands)
Finance expense	(720)	(947)
Interest expense on lease liabilities	(289)	(33)
Interest expense from the application of the effective interest rate method	(133)	(583)
Expense from revaluation of derivative financial instruments	(298)	--
Fair value valuation of financial assets	--	(330)
Other	--	(1)
Finance income	42	1,040
Payout of bond funds	--	--
Interest income from term deposits	39	--
Income from revaluation of derivative financial instruments	--	1,037
Other	3	3
Financial result	(678)	93

	Six months ended June 30,
	2023	2022

	(€ in thousands)
Finance expense	(1,169)	(1,995)
Interest expense on lease liabilities	(580)	(70)
Interest expense from the application of the effective interest rate method	(256)	(1,150)
Expense from revaluation of derivative financial instruments	(333)	--
Fair value valuation of financial assets	--	(773)
Other	--	(2)
Finance income	71	2,439
Payout of bond funds	--	77
Interest income from term deposits	66	--
Income from revaluation of derivative financial instruments	--	2,353
Other	5	9
Financial result	(1,098)	444

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2023				2022
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	4,012	2,812	13	6,837	4,174	3,081	(564)	6,691
Third party	4,025	2,812		6,837	3,610	3,081	--	6,691
Intra-segment	(13)	--	13	—	564	--	(564)	—
Cost of sales	(3,109)	(1,875)		(4,984)	(2,742)	(1,858)		(4,600)
Gross profit	916	937		1,853	868	1,223		2,091
Gross profit in %	22.8%	33.3%		27.1%	24.0%	39.7%		31.3%
Operating Expenses				(5,286)				(5,046)
Other operating expenses				(155)				(256)
Other operating income				641				1,254
Operating loss				(2,947)				(1,957)
Finance expense				(720)				(947)
Finance income				42				1,040
Financial result				(678)				93
Loss before income taxes				(3,625)				(1,864)
Income tax income (expense)				(12)				65
Net loss				(3,637)				(1,799)

	Six months ended June 30,
	2023				2022
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	7,227	5,668	(43)	12,852	5,612	6,303	(584)	11,331
Third party	7,184	5,668	--	12,852	5,028	6,303	--	11,331
Intra-segment	43	--	(43)	—	584	--	(584)	—
Cost of sales	(5,209)	(3,873)		(9,082)	(3,914)	(3,735)		(7,649)
Gross profit	1,975	1,795		3,770	1,114	2,568		3,682
Gross profit in %	27.5%	31.7%		29.3%	22.2%	40.7%		32.5%
Operating Expenses				(10,311)				(9,801)
Other operating expenses				(614)				(414)
Other operating income				1,377				3,458
Operating loss				(5,778)				(3,075)
Finance expense				(1,169)				(1,995)
Finance income				71				2,439
Financial result				(1,098)				444
Loss before income taxes				(6,876)				(2,631)
Income tax income (expense)				(12)				79
Net loss				(6,888)				(2,552)

10. Revenues

	Three months ended June 30,
	2023	2022	2023	2022

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	1,931	1,250	1,605	1,928
Asia Pacific	1,442	1,144	261	322
Americas	652	1,216	946	831
	4,025	3,610	2,812	3,081

Timing of revenue recognition
Products transferred at a point in time	3,702	2,966	2,812	3,081
Products and services transferred over time	323	644	--	--
Revenue from contracts with customers	4,025	3,610	2,812	3,081

	Six months ended June 30,
	2023	2022	2023	2022

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	2,663	2,150	3,403	4,121
Asia Pacific	1,722	1,288	407	542
Americas	2,799	1,590	1,858	1,640
	7,184	5,028	5,668	6,303

Timing of revenue recognition
Products transferred at a point in time	6,537	4,244	5,668	6,303
Products and services transferred over time	647	784	--	--
Revenue from contracts with customers	7,184	5,028	5,668	6,303

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

	(€ in thousands)
EMEA	3,536	3,178	6,066	6,271
Germany	1,720	1,465	2,792	3,018
Great Britain	434	762	1,189	1,191
United Arab Emirates	651	--	651	2
Others	731	951	1,434	2,060
Asia Pacific	1,703	1,466	2,129	1,830
China	810	1,186	933	1,386
South Korea	731	199	959	270
Others	162	81	237	174
Americas	1,598	2,047	4,657	3,230
United States	1,585	2,035	4,568	3,211
Others	13	12	89	19
Total	6,837	6,691	12,852	11,331

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC. Management expects that the cash outflow towards settlement of claims is very unlikely.

voxeljet AG issued letters of support to its subsidiaries voxeljet China and voxeljet America to provide financial support to enable the companies to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date on which financial statements for the financial year ended December 31, 2022 are issued.

Further, voxeljet AG issued a letter of support to voxeljet India on July 12, 2023 to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date of issue of this letter.

Management assessed that it is unlikely that the subsidiaries would exercise these letters of support.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017-07/10/2023
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Lisa Franz	Employee	10/01/2021-02/18/2022
Romy Ederer	Employee	03/06/2023-04/14/2023

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 in each of the six months ended June 30, 2023 and June 30, 2022.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the six months ended June 30, 2023 and June 30, 2022, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the six months ended June 30, 2023 and June 30, 2022, respectively from DSCS Digital Supply Chain Solutions GmbH ('DSCS’), which was an associated company where the Company owned 33.3%. Shareholders of DSCS initiated the wind-up of DSCS in 2020, which was finalized by DSCS’s removal from the commercial register on July 10, 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. Michele Neuber received a salary of kEUR 1 in the first quarter of 2022.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the first quarter of 2022.

Further, voxeljet employed Romy Ederer, who is the daughter of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet, as an intern between March and April 2023. She received a salary of kEUR 1 in the six months ended June 30, 2023.

All related party transactions voxeljet entered into were made on an arm's length basis.

13. Subsequent events

Finalization of wind-up of DSCS Digital Supply Chain Solutions GmbH

On July 10, 2023, the wind-up of DSCS was finalized through its removal from the commercial register. With this step, the affairs of DSCS were fully wound up. The wind-up resulted in a gain amounting to kEUR 29, recognized in other operating income for the third quarter of 2023.

Letter of support issued to voxeljet India

voxeljet AG issued a letter of support to voxeljet India on July 12, 2023, to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from date of issue of this letter. Management assessed that it is unlikely that the subsidiary would exercise this letter of support.